U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

No. 812 -

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL AND JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) AND (4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

CorePointe Group LLC, Cerberus Capital Management, L.P., Cerberus Associates, L.L.C., Partridge Hill Overseas Management, LLC, Cerberus Institutional Associates, L.L.C., Cerberus Asia Associates, L.L.C., Cerberus Institutional International Associates, L.L.C., Cerberus Institutional Associates (America), L.L.C., Styx Associates LLC, Cerberus Real Estate GP, L.L.C., Old Stand Real Estate, L.L.C., Blackacre Capital Management, LLC, Partridge Hill Management, LLC, Cerberus Associates II, L.L.C., Blackacre Capital Management II, LLC, Cerberus Institutional International Management Company, LLC, Cerberus Real Estate Capital Management, LLC, Cerberus Institutional Management II, LLC, Cerberus Business Finance, LLC, Ableco Finance (California) LLC, Cerberus Institutional Associates II, L.L.C., Cerberus Levered Opportunities Master Fund GP, LLC, Cerberus Unlevered Opportunities GP, LLC, Cerberus Levered Opportunities GP, LLC, Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Institutional Partners, L.P., Cerberus Asia Partners, L.P., Cerberus Institutional Partners (International), L.P., Cerberus Institutional Partners (America), L.P., Styx Partners, L.P., Styx International, Ltd., Cerberus Institutional Real Estate Partners, L.P., Blackacre Capital Partners, L.P., Blackacre Overseas Fund, Ltd., Cerberus SPV, LLC, Cerberus International SPV, Ltd., Cerberus Partners II, L.P., Cerberus International II, Ltd., Cerberus International II Master Fund, L.P., Ableco, L.L.C., 299 Credit Finance Holdings LLC, Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P., Cerberus Unlevered Loan Opportunities Fund I, L.P., Cerberus RMBS Opportunities Fund, L.P., Cerberus RMBS Associates, L.L.C., Cerberus Institutional Partners V, L.P. and Gabriel Assets, LLC

All Communications, Notices and Orders to:

Leland F. Wilson

Chief Executive Officer

CorePointe Group LLC

1044 North U.S. Highway One

Suite 101

Jupiter, Florida 33477

(800) 782-9164

Copies to:

Robert G. Minion, Esq.

Peter H. Ehrenberg, Esq.

Michael J. Reinhardt, Esq.

Lowenstein Sandler PC

1251 Avenue of the Americas, 18th Floor

New York, New York 10020

(212) 262-6700

July 18, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
CorePointe Group LLC, Cerberus	)
Capital Management, L.P., Cerberus	)
Associates, L.L.C., Partridge Hill	)	APPLICATION FOR AN ORDER
Overseas Management, LLC, Cerberus	)	PURSUANT TO SECTIONS 57(c) AND (i)
Institutional Associates, L.L.C.,	)	OF THE INVESTMENT COMPANY ACT
Cerberus Asia Associates, L.L.C.,	)	OF 1940 AND RULE 17d-1 UNDER THE
Cerberus Institutional International	)	ACT TO PERMIT CERTAIN PRINCIPAL
Associates, L.L.C., Cerberus	)	AND JOINT TRANSACTIONS
Institutional Associates (America),	)	OTHERWISE PROHIBITED BY
L.L.C., Styx Associates LLC, Cerberus	)	SECTIONS 57(a)(2) AND (4) OF THE ACT
Real Estate GP, L.L.C., Old Stand Real	)	AND UNDER SECTION 17(d) OF THE
Estate, L.L.C., Blackacre Capital	)	ACT AND RULE 17d-l UNDER THE ACT
Management, LLC, Partridge Hill	)	AUTHORIZING CERTAIN JOINT
Management, LLC, Cerberus	)	TRANSACTIONS.
Associates II, L.L.C., Blackacre Capital	)
Management II, LLC, Cerberus	)
Institutional International Management	)
Company, LLC, Cerberus Real Estate	)
Capital Management, LLC, Cerberus	)
Institutional Management II, LLC,	)
Cerberus Business Finance, LLC,	)
Ableco Finance (California) LLC,	)
Cerberus Institutional Associates II,	)
L.L.C., Cerberus Levered	)
Opportunities Master Fund GP, LLC,	)
Cerberus Unlevered Opportunities GP,	)
LLC, Cerberus Levered Opportunities	)
GP, LLC, Cerberus Partners, L.P.,	)
Cerberus International, Ltd., Cerberus	)
Institutional Partners, L.P., Cerberus	)
Asia Partners, L.P., Cerberus	)
Institutional Partners (International),	)
L.P., Cerberus Institutional Partners	)
(America), L.P., Styx Partners, L.P.,	)
Styx International, Ltd., Cerberus	)
Institutional Real Estate Partners, L.P.,	)
Blackacre Capital Partners, L.P.,	)

Blackacre Overseas Fund, Ltd.,	)
Cerberus SPV, LLC, Cerberus	)
International SPV, Ltd., Cerberus	)
Partners II, L.P., Cerberus	)
International II, Ltd., Cerberus	)
International II Master Fund, L.P.,	)
Ableco, L.L.C., 299 Credit Finance	)
Holdings LLC, Cerberus Offshore	)
Levered Loan Opportunities Master	)
Fund, L.P., Cerberus Offshore Levered	)
Loan Opportunities Fund I, Ltd.,	)
Cerberus Levered Loan Opportunities	)
Fund I, L.P., Cerberus Unlevered Loan	)
Opportunities Fund I, L.P., Cerberus	)
RMBS Opportunities Fund, L.P.,	)
Cerberus RMBS Associates, L.L.C.,	)
Cerberus Institutional Partners V, L.P.	)
and Gabriel Assets, LLC	)
)
For CorePointe Group LLC:
1044 North U.S. Highway One
Suite 101
Jupiter, Florida 33477
(800) 782-9164

For all other entities set forth above:
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171
(212) 891-2100

File No. 812-
Investment Company Act of 1940

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and (i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4):

[1]	Unless otherwise indicated, all section references herein are to sections of the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules promulgated under the Act.

•	CorePointe Group LLC (the “Company”);

•

Cerberus Capital Management, L.P. (“CCM”), Cerberus Associates, L.L.C., Partridge Hill Overseas Management, LLC, Cerberus Institutional Associates, L.L.C., Cerberus Asia Associates, L.L.C., Cerberus Institutional International Associates, L.L.C., Cerberus Institutional Associates (America), L.L.C., Styx Associates LLC, Cerberus Real Estate GP, L.L.C., Old Stand Real Estate, L.L.C., Blackacre Capital Management, LLC, Partridge Hill Management, LLC, Cerberus Associates II, L.L.C., Blackacre Capital Management II, LLC, Cerberus Institutional International Management Company, LLC, Cerberus Real Estate Capital Management, LLC, Cerberus Institutional Management II, LLC, Cerberus Business Finance, LLC, Ableco Finance (California) LLC, Cerberus Institutional Associates II, L.L.C., Cerberus Levered Opportunities Master Fund GP, LLC, Cerberus Unlevered Opportunities GP, LLC, Cerberus Levered Opportunities GP, LLC and Cerberus RMBS Associates, L.L.C. (together with any future investment advisers affiliated with the Cerberus BDC Adviser (as hereinafter defined) and/or CCM) that advise or will advise Existing Affiliated Funds (as defined herein) or Future Affiliated Funds (as defined herein), collectively, the “Cerberus Adviser Entities”); and

•

Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Institutional Partners, L.P., Cerberus Asia Partners, L.P., Cerberus Institutional Partners (International), L.P., Cerberus Institutional Partners (America), L.P., Styx Partners, L.P., Styx International, Ltd., Cerberus Institutional Real Estate Partners, L.P., Blackacre Capital Partners, L.P., Blackacre Overseas Fund, Ltd., Cerberus SPV, LLC, Cerberus International SPV, Ltd., Cerberus Partners II, L.P., Cerberus International II, Ltd., Cerberus International II Master Fund, L.P., Ableco, L.L.C., 299 Credit Finance Holdings LLC, Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P., Cerberus Unlevered Loan Opportunities Fund I, L.P., Cerberus RMBS Opportunities Fund, L.P., Cerberus Institutional Partners V, L.P. and Gabriel Assets, LLC (collectively, the “Existing Affiliated Funds”).

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and the Existing Affiliated Funds, and any current or future entities to which the Cerberus Adviser Entities, or an affiliated person (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) of such entities (other than the Cerberus BDC Adviser), may in the future provide investment advisory services or sponsor (each, a “Future Affiliated Fund,” and, together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same investment opportunities where such investments would otherwise be prohibited under Section 57(a) of the Act (collectively, the “Co-Investment Transactions”).

The Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with

Commission staff no-action positions (“Permitted Transactions”).3 Accordingly, the conditions and representations contained herein are not applicable to Permitted Transactions.

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	APPLICANTS

A.	COREPOINTE GROUP LLC

The Company was formed in 2007 in connection with the purchase by certain of the Existing Affiliated Funds and other third parties of a controlling interest in Chrysler Group from DaimlerChrysler AG. On April 1, 2011, the Company sold (the “TD Transaction”) its U.S. and Canadian retail auto finance business to The Toronto Dominion Bank and TD Bank, National Association.

The Company’s and its subsidiaries’ assets currently include (i) cash and cash equivalents, (ii) short term government obligations and other marketable securities, (iii) commercial loans and leases, (iv) secured loans to middle-market companies (as such portfolio may exist at the time of the Company’s election to be regulated as a BDC (as hereinafter defined), the “Existing Middle Market Portfolio”), (v) a property and casualty insurance business operated through a wholly-owned subsidiary of the Company (“InsuranceCo.”), (vi) owned real estate and (vii) equity interests in non-operating foreign subsidiaries.

The Company is currently indirectly owned by certain of the Existing Affiliated Funds and other third parties.

Currently, the Company is not required to register as an investment company under the Act.

The Company, if it receives the relief requested in this Application, intends to elect to be regulated as a business development company (a “BDC”) under the Act.4 In addition, the Company anticipates that it would qualify and elect to be treated as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and continue to qualify as a RIC following consummation of the IPO (as defined below).

In connection with its election to be regulated as a BDC, the Company anticipates engaging in an initial public offering (the “IPO”) of secondary securities registered on Form N-2 under the Securities Act of 1933, as amended. The Company may change its corporate form and/or structure prior to consummation of the IPO (the “IPO Reorganization”).

[3]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (Recon.) (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[4]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Prior to submitting an election to be regulated as a BDC, the Company anticipates that it would transfer certain non-core assets to an affiliate of the Company that would not be a direct or indirect subsidiary of the Company. Such assets would include owned real estate, non-performing commercial loans to automobile dealers, commercial sign leases with automobile dealers and equity interests in non-operating foreign subsidiaries. The Company anticipates that such affiliate transferee will have the same equity owners as the Company, excluding purchasers in the IPO.

As a BDC, the Company will primarily (i) originate and participate as a lender in secured debt obligations (including loans, participations in loans and other debt instruments or obligations) originated by the Cerberus BDC Adviser and/or the Cerberus Adviser Entities, (ii) manage its existing Middle Market Loan Portfolio; (iii) own its InsuranceCo subsidiary and (iv) manage the wind-down of certain legacy assets retained within the BDC.

More specifically, a significant portion of the Company’s business strategy is to generate both current income and capital appreciation by originating or investing in secured debt obligations (including loans, participations in loans and other debt instruments or obligations) originated by the Cerberus BDC Adviser and/or the Cerberus Adviser Entities. In addition, the Company may also invest in secured debt obligations originated by unaffiliated third parties and/or trading on the secondary market. The Company expects to provide secured financing primarily to middle market companies in the form of secured loans (both asset-based and cash flow loans) for working capital, refinancing, acquisitions, bridge capital, restructuring, recapitalization, exit financings and debtor-in-possession (DIP) financing.

The Company believes that the existing external networks and relationships developed by the Cerberus Adviser Entities will provide the Company and its stockholders with extensive and early access to lending and other investment opportunities that would not otherwise be available to the Company and its stockholders. Further, the Company anticipates that it will benefit from the Cerberus Adviser Entities’ extensive experience and ability to undertake (i) extensive credit analysis and analysis of appropriate risk-adjusted returns, (ii) careful evaluation of collateral through internal analysis and third-party evaluations or appraisals, (iii) legal analysis including lien priority and other structural considerations, (iv) relative value analysis, (v) debt structuring and restructuring to craft desired investment results, (vi) active monitoring of key metrics, operating results and financial condition and (vii) such other analyses and processes as may be appropriate from time to time.

The Company anticipates that its ability to participate in Co-Investment Transactions with the Affiliated Funds, supported by the investment platform of the Cerberus Adviser Entities, will provide significant benefits to the Company’s stockholders by, among other things, creating a high quality pool of assets that the Company anticipates will increase its net income and the capital appreciation of its assets.

The Company is currently managed by its managing member. At the time of its election to be regulated as a BDC, the Company’s business and affairs will be managed under the direction of a board of directors (the “Board”). The Board will consist of not less than five members, the majority of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board will delegate daily management and investment authority to an entity that will be formed to serve as the investment adviser to the Company (the “Cerberus BDC Adviser”). The Cerberus BDC Adviser will be owned and controlled, through one or more intermediate companies, by entities and persons affiliated with CCM. The Cerberus BDC Adviser will perform its advisory services pursuant to an investment advisory agreement (the “Investment Advisory Agreement”) to be entered into not later than the time the Company elects to be regulated as a BDC.

An affiliate of CCM (“Cerberus BDC Administration”) will be formed to serve as the Company’s administrator. The Cerberus BDC Administrator will perform its administrative services pursuant to an administration agreement (the “Administration Agreement”) to be entered into not later than the time the Company elects to be regulated as a BDC.

The Company’s principal place of business is 1044 North U.S. Highway One, Suite 101, Jupiter, Florida 33477.

B.	THE CERBERUS BDC ADVISER AND CERBERUS BDC ADMINISTRATION

The Cerberus BDC Adviser, to be formed as a Delaware limited liability company, will be an affiliated investment adviser of CCM. CCM is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Cerberus BDC Adviser will serve as the investment adviser to the Company pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, the Cerberus BDC Adviser will manage the day-to-day operations of, and provide investment advisory services to, the Company. Under the terms of the Investment Advisory Agreement, the Cerberus BDC Adviser will (i) determine the composition of the Company’s portfolio, (ii) monitor the nature and timing of the changes to the Company’s portfolio, and the manner of implementing such changes, (iii) identify, evaluate, and negotiate the structure of the investments that the Company makes (including performing due diligence on the Company’s prospective borrowers), (iv) close, monitor and, when and where applicable, restructure the investments that the Company makes and (v) determine the investments and other assets that the Company purchases, retains or sells from time to time.

Cerberus BDC Administration, to be formed as a Delaware limited liability company, will be an affiliate of CCM and will serve as the administrator to the Company pursuant to the Administration Agreement. Cerberus BDC Administration will furnish the Company, as needed, with office facilities, equipment and clerical, bookkeeping and recordkeeping services. Under the Administration Agreement, Cerberus BDC Administration will also perform, or oversee the performance of, the Company’s required administrative services, which will include, among other things, being responsible for the financial records that the Company is required to maintain and preparing reports to the Company’s stockholders and its Board and preparing reports to be filed with the Commission. In addition, Cerberus BDC Administration will oversee (i) the Company’s determination and publication of its net asset value, (ii) the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, (iii) the payment of the Company’s expenses and (iv) the performance of administrative and professional services rendered to the Company by others.

Both the Cerberus BDC Adviser and Cerberus BDC Administration will be affiliates of the Cerberus Adviser Entities.

C.	THE EXISTING AFFILIATED FUNDS AND THE CERBERUS ADVISER ENTITIES

CCM was formed in November 1992 to focus on investments in distressed debt. Over its nearly 19-year history, CCM has substantially expanded in size and scope and now, through the Cerberus Adviser Entities, manages the Existing Affiliated Funds, which focus on a variety of strategies, including distressed debt, private equity, real estate, mortgage assets and lending. As of January 1, 2011, the Existing Affiliated Funds had over $22 billion in assets under management and maintain a substantial market presence in the global investment community.

CCM’s staff includes approximately one hundred thirty-five (135) investment professionals, with significant experience in sourcing and managing loans and other debt investments, analysis, trading, due diligence and structuring and servicing of debt, asset backed and credit related investments.

There are approximately twenty-five (25) CCM investment professionals who provide services to the Cerberus Adviser Entities in respect of middle market lending activities. The Company anticipates that those persons will also provide services to the Company pursuant to the Investment Advisory Agreement in respect of the Company’s lending activities.

The Existing Affiliated Funds and their related investment advisers, investment managers and/or general partners are listed on Annex A hereto.

Each of the Existing Affiliated Funds listed on Annex A is a separate and distinct legal entity and each relies on an exemption from registration as an investment company under the Act provided by Sections 3(c)(1) or 3(c)(7) of the Act.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the Company by virtue of the fact that the Company’s and the Affiliated Funds’ respective investment advisers, investment managers and general partners are under common control.

II.	SCENARIOS REQUIRING RELIEF

A.	OVERVIEW

Co-Investment Transactions involving the Company, on the one hand, and the Affiliated Funds, on the other hand, are expected to arise in the context of Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is discussed and defined below.

Generally, opportunities for the Company to participate in Co-Investment Transactions will be presented to the Board when an adviser (the Cerberus BDC Adviser or any of the Cerberus Adviser Entities) identifies investment opportunities that it considers to be suitable for both the Company and one or more of the Affiliated Funds. CCM has developed, the Cerberus Adviser Entities have adopted, and upon formation the Cerberus BDC Adviser will adopt, written policies and procedures (collectively, the “Cerberus Allocation Policy”) designed to allocate such co-investment opportunities among the Affiliated Funds and the Company in a fair and equitable manner. The determination of whether a particular investment opportunity is appropriate for a specific fund or account, thus making such fund or account an “Eligible Fund”, depends upon such fund’s or account’s (i) organizational and offering documents, (ii) investment guidelines, (iii) financing limits, (iv) investor agreement restrictions, (v) tax considerations, (vi) follow-on investment considerations and (vii) applicable laws, rules and regulations with respect to such investment (including, for example, regulatory restrictions on diversification and similar matters). The Cerberus Allocation Policy requires the Cerberus Adviser Entities to allocate investment opportunities to each of the Company and the Affiliated Funds to whom allocation is permissible and appropriate. The Company, however, will not be obligated to invest or co-invest when investment opportunities are referred to it by the Cerberus BDC Adviser or the Cerberus Adviser Entities.

The Company’s investment mandate in respect of middle-market lending is generally similar to the investment mandates of several of the Existing Affiliated Funds, including Ableco, L.L.C., Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., Cerberus Levered Loan Opportunities Fund I, L.P. and Cerberus Unlevered Loan Opportunities Fund I, L.P. A substantial portion of the Company’s Existing Middle Market Portfolio consists of co-investments with these Existing Affiliated Funds. In addition, from time to time, depending upon the nature of a particular investment, the Company may co-invest with other Existing Affiliated Funds or with Future Affiliated Funds that have investment mandates comparable to the Company’s investment mandate. In the event that a particular Co-Investment Transaction fits within the investment mandate of the Company and one or more other Affiliated Funds, the Co-Investment Transaction will be allocated in accordance with the Cerberus Allocation Policy to ensure the fairness to the Company of the specific type of Co-Investment Transaction.

B.	BASIC CO-INVESTMENT TRANSACTIONS

The Company expects that the Cerberus BDC Adviser or the Cerberus Adviser Entities will regularly identify investment opportunities that may be suitable for both the Company and one or more of the Affiliated Funds. As a result, investment opportunities that are presented to the Affiliated Funds may be referred to the Company and vice versa. For each such referral, the Cerberus BDC Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company. The Cerberus BDC Adviser will consider, among other things, the Company’s investment objectives and strategies, any applicable investment restrictions, the amount the Company may invest in a particular investment, the relationship between the investment opportunity and the Company’s investment strategies, the Company’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment and other pertinent factors particular to the Company. If the Cerberus BDC Adviser determines that the proposed Co-Investment Transaction is suitable for the Company and one or more of the Affiliated Funds confirms its or their desire to participate, the Company will participate in such proposed Co-Investment Transaction if, and only if, the Board, after appropriate consideration, approves it (such transactions are referred to as “Basic Co-Investment Transactions”).

C.	SYNDICATION TRANSACTIONS

A “syndication” in a lending context arises when the amount to be borrowed by a prospective borrower in a specific tranche of a financing transaction is allocated among more than one lender. A syndication is typically led by a single lender, referred to as the “arranger,” which distributes, or syndicates, portions of the loan to other members of the syndicate. The arranger may acquire the entire loan, as principal, and then sell portions of the loan to other participants in the syndicate. Alternatively, the arranger may acquire only its portion of the loan as a principal and syndicate the remainder of the loan as the agent of the borrower.

Syndication transactions structured as Co-Investment Transactions may be categorized as Principal Syndications or Agency Syndications (each as defined below, and collectively, “Syndication Transactions”). Syndication Transactions involving the Company may arise if the Cerberus BDC Adviser becomes aware of investment opportunities that are suitable for the Company but are determined to be too large (including, without limitation, by reason of the Company’s portfolio diversification requirements) for the Company to pursue by itself. To the extent that the Company lacks the capacity to absorb the entire investment opportunity, or to the extent that the Cerberus BDC Adviser determines that it is in the best interest of the Company to limit its exposure in a particular investment scenario, other lenders would be considered for a portion of the investment.

When the Company determines to consider other lenders for a portion of an investment, the Company may nonetheless, in some cases, acquire the full amount of a debt issuance from a borrower as a principal and then syndicate a portion of the debt to others persons (a “Principal Syndication”), and, in other cases, the Company may act as lender and syndication arranger/agent, in which instance the Company will make a loan of less than the full amount sought by the borrower and will fund the balance of the loan by syndicating the balance to other persons (an “Agency Syndication”).5 The determination of whether the Company will retain the full amount of a debt issuance or only a portion of a debt issuance is based on, among other factors, whether the transaction is being expedited and whether the Company will have time to syndicate portions of the debt issuance prior to the closing of the transaction.

When the Company undertakes an Agent Syndication, the Company may receive structuring or advisory fee income or some form of original issue discount or the Company may otherwise profit by acting as the originator in transactions with third parties. These fees are normally paid at the closing of the transaction, are generally non-recurring and are recognized as revenue when earned upon closing of the transaction. The Company may also receive structuring and commitment fees in an amount equal to a percentage of the capital committed by the Company. These structuring and commitment fees may be shared, in the Company’s discretion, with third party participants, including Affiliated Funds. In such instances, the amount of structuring and commitment fees payable to the Company and the Affiliated Funds would be shared pro rata based on the amount of the respective commitments or investments, as applicable, made by the Company and the Affiliated Funds.

[5]	Syndication Transactions are a regular part of the lending environment in which the Company will operate and other commercial lenders operate. In certain cases, the Affiliated Funds and/ or the Company may participate in a syndication in which a third party acts as the syndicator. Such cases, however, are treated for purposes of this Application as Basic Co-Investment Transactions.

D.	RATIONALE FOR BASIC CO-INVESTMENT TRANSACTIONS AND SYNDICATION TRANSACTIONS

The Company believes that in comparison with a structure that prohibits co-investments by affiliated entities, a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments, thereby enabling the Company to pursue the most attractive risk-adjusted investments and to optimize and appropriately diversify its portfolio. The Cerberus Adviser Entities that manage the Affiliated Funds are exposed to a large number of lending opportunities that could potentially be suitable for and attractive to the Company. The Applicants believe that if the Company is able to co-invest with the Affiliated Funds to the extent contemplated in this Application, the Company could access investment opportunities that might not otherwise be available to the Company. In addition, the Company believes that the ability to be part of larger financings committed to borrowers in Co-Investment Transactions enhances the Company’s opportunities to generate interest income, to obtain more favorable investment terms and to expand its access to due diligence information regarding borrowers.

The Company will have access to the Cerberus Adviser Entities’ senior lending team, which possesses a broad range of transactional, financial, managerial and investment skills. The Cerberus Adviser Entities’ senior lending principals lead a team of more than twenty-five lending professionals. The ability to co-invest with the Affiliated Funds on the terms and conditions outlined in this Application would provide the Company the opportunity to obtain the full benefit of these management resources.

The Company believes that pursuing Co-Investment Transactions in the manner contemplated herein would benefit the Company’s stockholders while helping to ensure that any such Co-Investment Transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by the Company not “on a basis different from or less advantageous than that of other participants.” Moreover, the Company believes that favorable deal terms, pricing and structure may be attained without subjecting stockholders to the risks that may occur when conflicts of interest are unchecked, through implementation of the Cerberus Allocation Policy.

The Cerberus BDC Adviser will analyze the suitability of each potential investment for the Company. Based on such analyses (performed separately for each such investment proposal), the Cerberus BDC Adviser will determine which opportunities are consistent with the Company’s investment objectives and present such opportunities for the consideration of the Board in accordance with the terms of this Application.

To assure that the Board is able to monitor its experience with co-investment opportunities, the Cerberus BDC Adviser will present to the Board, on a quarterly basis, a record of those investments made by the Affiliated Funds during the preceding quarter (to the extent known by the Cerberus BDC Adviser) that would constitute Co-Investment Transactions if the Company participated in such transactions. The report will (i) describe the opportunities made available to the Cerberus BDC Adviser and in which the Affiliated Funds participated, explaining why, if applicable, the Cerberus BDC Adviser chose not to pursue specific transactions for the Company and providing data regarding the Co-Investment Transactions in which the Company elected to participate and (ii) identify those transactions that were made available to the Affiliated Funds but not made available to the Company, explaining why the investment opportunities were not offered to the Company.

The ability of the Company to syndicate a portion of a Syndication Transaction to the Affiliated Funds would provide the Company with significantly greater flexibility in pursuing transactions and with more opportunities to provide capital to middle market companies, which the Company believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, the ability to syndicate could result in increased income to the Company, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to the Company.

By applying the Cerberus Allocation Policy to these opportunities, the Company believes that the potential benefits of Syndication Transactions could enhance value for the Company’s stockholders without exposing them to the types of risks sought to be remedied by Section 57(a). Conversely, if Syndication Transactions were not authorized, the Company’s inability to co-invest with the Affiliated Funds in such transactions could potentially result in the loss of beneficial investment opportunities for the Company and, in turn, adversely affect the Company’s stockholders. For example, absent the issuance of the requested Order, the Company may lose investment opportunities where it cannot provide and/ or facilitate “one-stop” financing to potential borrowers.

Tax considerations provide further support to this aspect of the Application. The diversification requirements imposed by Subchapter M of the Code may preclude the Company from committing to the entire amount of a financing sought by certain borrowers. If the Company is authorized to undertake Syndication Transactions, it would be able to syndicate lending opportunities with Affiliated Entities.

Alternatively, if Syndication Transactions were not authorized and the Company sought to pursue a syndication, it would be compelled to syndicate the proposed transaction to unaffiliated entities. By reducing the number of occasions in which the Company’s investment limits require the Cerberus BDC Adviser to arrange a syndication with unaffiliated entities, the Company would likely increase the number of investment opportunities available to it.

E.	JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

1.	Overview

There may be instances in which the Company and the Affiliated Funds hold investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4). In these scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete an additional investment in that portfolio company (any such additional investment, a “Follow-On Investment”), also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either the Company or the Affiliated Funds wish to make a Follow-On Investment or exit the investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with an additional investment in, or exit from, such portfolio company are referred to as “Joint Follow-On Transactions” and “Joint Exit Transactions,” respectively), the procedures set forth below will be followed to ensure fairness.

2.	Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions:

Upon issuance of the requested Order, the following protocols would apply to Joint Follow-On Transactions and Joint Exit Transactions:

(a) where each of the Company and the Affiliated Funds hold the same investment, the Company will be permitted, without Board approval, to engage in a Joint Follow-On Transaction or a Joint Exit Transaction so long as the Company and each of the Affiliated Funds adds to their respective investments, or disposes of their respective interests in such investment, at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to their respective holdings of such investments;

(b) where each of the Company and the Affiliated Funds hold the same investment and the proposed participation of any Affiliated Funds or the Company in a proposed Joint Follow-On Transaction or Joint Exit Transaction is disproportionate (including by reason of the fact that an Affiliated Fund will not participate in the proposed transaction) to their respective existing holdings of such investment (except in situations where the Cerberus BDC Adviser determines that the Company should not participate in the proposed transaction), or if the Cerberus BDC Adviser determines to recommend to the Company’s Board that the Company dispose fully of the Company’s investment, then the Cerberus BDC Adviser will formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Board, to make the same determination that it would be required to make in connection with the approval of a Basic Co-Investment Transaction, modified as appropriate to apply to Follow-On Investments and dispositions, in accordance with the conditions of this Application as set forth in Section II.L hereof; and

(c) where the Company and an Affiliated Fund hold different investments in the same issuer, the Affiliated Fund may not complete a Joint Follow-On Transaction until the Company has been notified of the proposed transaction and, to the extent the Company desires to participate in such Joint Follow-On Transaction, the Cerberus Entity Adviser to the Affiliated Fund has requested that the same Joint Follow-On Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the Affiliated Fund.

3.	Ensuring Fairness in Syndication Transactions:

Upon issuance of the requested Order, after considering the Company’s investment objective and strategies, the relationship between the investment opportunity and the Company’s investment strategies, any applicable investment restrictions, the amount the Company can invest in such investment, the Company’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment, the extent of the involvement of investment professionals at the Company, and other pertinent factors particular to the Company, if the Cerberus BDC Adviser determines that it is appropriate for the Company to syndicate a portion of an investment opportunity to an Affiliated Fund, the Cerberus BDC Adviser will forward the syndication opportunity to the Company’s Board for consideration. Upon receiving Board approval, the Company will complete a Principal Syndication or an Agency Syndication.

F.	RATIONALE FOR JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

As described above, the Company and the Affiliated Funds may hold investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that a Follow-On Investment in, or an exit from, a portfolio company in this situation is made on terms that are fair and equitable and do not harm the Company’s stockholders. A method for completing Follow-On Investments and exits in the described situation is necessary because at times it will be in the best interests of the stockholders of the Company to be able to complete Follow-On Investments in, or exits from, investments when an Affiliated Fund holds a different investment in the same issuer and such investments were acquired under circumstances that did not implicate Section 57(a)(4). If the respective funds are not able to complete Follow-On Investments in respect of such investments, or exit such investments, then the respective funds may be forced to make a disproportionate additional financial commitment to a portfolio company or borrower (in the case of Follow-On Investments) or hold an investment when it is no longer viewed as potentially accretive (in the case of exits).

With respect to Joint Follow-On Transactions, the Applicants believe that the conditions set forth herein would provide appropriate stockholder protection. Those conditions assure that the Board will be notified and, where the same securities are held by the Company and an Affiliated Fund, that the Board will make certain findings as to whether the proposed Joint Follow-On Transaction is in the best interests of the Company’s stockholders.

With respect to Joint Exit Transactions, the Applicants do not believe that there is a need to impose greater restrictions than those that would apply under the procedures that would otherwise apply to a Co-Investment Transaction. In certain instances, it will be in the best interests of the Company’s stockholders for the Company to divest of a position also held by an Affiliated Fund. Assuming that the Company and the Affiliated Fund acquired and maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no stockholder protection or public policy purpose. As a result, the Applicants believe that applying traditional Co-Investment Transaction conditions to the exit itself appropriately protects the interests of the Company’s stockholders.

G.	APPLICABLE LAW

1.	Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) provides that it is unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which such BDC is a joint or a joint and several participant with such person in contravention of rules and regulations prescribed by the Commission for the purpose of limiting or preventing participation by such BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	Section 57(b) of the Act and Rule 57b-1 thereunder.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Sections 57(a)(2) and (4) apply. These persons include the following: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; [and] (D) any officer, director, partner, copartner, or employee of such other person.”

3.	Sections 57(c) and 57(a)(2).

Section 57(c) provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. The Applicants believe that the requested relief from Section 57(a)(2) meets these standards for the reasons discussed below.

Section 57(a)(2) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to purchase from such BDC or from any company controlled by such BDC any security (except securities of which the seller is the issuer).

H.	NEED FOR RELIEF

Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Further, Principal Syndications would be prohibited by Sections 57(a)(2) without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The Company and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) the Cerberus Adviser Entities manage each of the Affiliated Funds, and (ii) controlled Affiliates of the Cerberus Adviser Entities control the Cerberus BDC Adviser, which will manage the Company pursuant to the Investment Advisory Agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions.

Further, those Syndication Transactions that are Principal Syndications, in which the Company commits to acquire or acquires the full amount of a debt issuance from the borrower and then syndicates or sells a portion of it to an Affiliated Fund, could be prohibited by Section 57(a)(2) without a prior exemptive order of the Commission under Section 57(c). In those instances, the Affiliated Fund could be determined to knowingly purchase a security from a BDC.

I.	REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and (i) and Rule 17d-l to permit the Company to participate in (i) Basic Co-Investment Transactions, (ii) Syndication Transactions, (iii) Joint Follow-On Transactions and (iv) Joint Exit Transactions.

J.	PRECEDENTS

In recent years, the Commission has granted co-investment relief on numerous occasions.6 Although the various precedents involve a variety of co-investment scenarios, approval procedures, allocation approaches and presumptions for co-investment transactions to protect the interests of public investors in the BDC, the Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

K.	APPLICANT’S LEGAL ANALYSIS

In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Company (or any person it controls) in the joint transaction is consistent with

[6]	Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23835 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC-23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc., et al. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III, et al. (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MACC Private Equities Inc., et al. (File No. 812-9028), Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc., et al. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P., et al. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P., et al. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P., et al. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P., et al. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., et al. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., et al. (File No. 812-7024), Release No. IC-16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made will be consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, other than Syndication Transactions (which, as discussed above, will effectively be managed according to the needs of the Company), the Company and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transaction on no less favorable terms and conditions and, if the aggregate amount to be invested by the Company and all participating Affiliated Funds exceeds the amount of the investment opportunity, then the Company and the Affiliated Fund would invest in accordance with the Cerberus Allocation Policy.

The terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Company and do not involve overreaching by any person concerned, including the Cerberus BDC Adviser. The decision for the Company to participate in any Co-Investment Transaction will be based on the recommendation of the Cerberus BDC Adviser and the approval of a required majority (the “Required Majority”) of the members of the Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”).

In addition, Section 57(c) authorizes the Commission to exempt a proposed transaction from Section 57(a)(2) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and (2) the proposed transaction is consistent with the policy of the business development company involved in the transaction and consistent with the general purposes of the Act.

In the case of Syndication Transactions that are Principal Syndications and therefore implicate Section 57(a)(2), the Company will only effect these transactions if the Company’s Board, after appropriate consideration, approves them. As a result, assuming that the Board fulfills its statutory duties, the terms of these transactions, including the consideration to be paid or received, will be, by definition, reasonable and fair and will not involve overreaching.

L.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. (a) When considering an investment opportunity that could result in a Co-Investment Transaction, the Cerberus BDC Adviser, as the investment adviser of the Company, will make an independent determination of the appropriateness of the Company’s participation in such Co-Investment Transaction in light of the Company’s then-current circumstances.

(b) If the Cerberus BDC Adviser deems the Company’s participation in any such investment opportunity to be suitable for the Company, it will then determine an appropriate level of investment for the Company in such investment opportunity in accordance with the Cerberus Allocation Policy. For all Co-Investment Transactions in which the Company participates, except for Syndication Transactions, the amount of the investment opportunity will be allocated to each of the Company and the Affiliated Funds to whom allocation is permissible and appropriate, in each case in accordance with the Cerberus Allocation Policy.7 In connection with the Company’s participation in a Co-Investment Transaction, the Cerberus BDC Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ investment amounts in sufficient detail as to assist the Required Majority of the Eligible Directors with its review of the Company’s investments for compliance with these allocation procedures and its final determination as to the Company’s participation in such transaction.

(c) After making the determinations required in (a) and (b) above, the Cerberus BDC Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Required Majority of the Eligible Directors for their consideration and will assist the Required Majority of the Eligible Directors with their review of compliance with these allocation procedures. For each proposed Co-Investment Transaction, the Company will co-invest with an Affiliated Fund only if, prior to the Company’s participation in the Co-Investment Transaction, the Required Majority of the Eligible Directors concludes that:

(i) the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

(ii) the Co-Investment Transaction is consistent with:

(A) the best interests of the Company’s stockholders; and

(B) the Company’s investment objective and strategies (as described in the Company’s registration statement on Form N-2 and other filings to be made with the Commission by the Company under the Securities Act of 1933, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of such Affiliated Fund(s); provided, that if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer, the right to provision of information or any

[7]	Under the Cerberus Allocation Policy, a determination as to whether an investment opportunity is permissible and appropriate for the Company or an Affiliated Fund is based on (i) the organizational and offering documents of the Company or the Affiliated Fund, (ii) the investment allocation guidelines which may include, among other things, investment restrictions based upon portfolio composition and risk management considerations (including, for example, industry concentration limits, geographic concentration limits and type of investment concentration limits), (iii) financing limits, (iv) investor agreement restrictions, (v) tax considerations, (vi) follow-on investment considerations and (vii) applicable laws, rules and regulations with respect to such investment (including, for example, regulatory restrictions on percentage ownership and similar matters).

similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority of the Eligible Directors from reaching the conclusions required by this Condition No. (1)(c)(iii), if:

(A) the Required Majority of the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Cerberus BDC Adviser agrees to, and does, provide periodic reports to the Required Majority of the Eligible Directors with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality restrictions; and

(iv) the proposed investment by the Company will not benefit the Cerberus BDC Adviser, the Cerberus Adviser Entities or any non-participating Affiliated Fund or any affiliated person thereof (other than the Company and the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

(d) The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to it.

(e) The Cerberus BDC Adviser will provide to the Eligible Directors, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter of which the Cerberus BDC Adviser personnel were aware and which, if both an Affiliated Fund and the Company were to invest, would be deemed a Co-Investment Transaction requiring an exemption under this Application that (i) fell within the Company’s then current primary investment mandate and met certain criteria determined by the Required Majority of the Eligible Directors from time to time for the purpose of this reporting requirement related to regions or industries of investment focus, asset class, expected minimum rate of return, liquidity, available capital and size of the investment, other potential opportunities and its status as a “qualified asset” as defined by Section 55(a) of the Act, as well as any control or management rights available to the Company and (ii) were not made available to the Company, as well as an explanation of why the investment opportunities were not offered to the Company. All information presented to the Eligible Directors pursuant to this Condition will be kept by the Cerberus BDC Adviser for the life of the Company and at least two years thereafter, and will be available for examination by the Commission and its staff.

2. Except for Follow-On Investments made pursuant to Condition No. 5 below, the Company will not invest in reliance on the Order in any portfolio company in which any Affiliated Fund or any affiliated person thereof has a pre-existing investment.

3. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of investments to be purchased, settlement date and registration rights (if any) will be no less favorable to the Company than those on which the Affiliated Fund participates in such Co-Investment Transaction. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to the board of directors of a portfolio company, the right to have an observer on the board of directors, the right to provision of the information or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition No. 3, if Condition Nos. 1(c)(iii)(A) and (B) above are met.

4. (a) Except as described below, neither the Company nor any Affiliated Fund will sell, exchange, or otherwise dispose of any interest in the same security that was acquired by the Company and the Affiliated Fund in a Co-Investment Transaction, or that would be considered a Joint Exit Transaction unless, subject to the following sentence, each Affiliated Fund and the Company disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holdings of such investment.8 If the proposed participation of any Affiliated Fund or the Company in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where the Cerberus BDC Adviser determines that the Company should not participate in such proposed transaction), the Cerberus BDC Adviser shall formulate a recommendation as to the participation of the Company in the proposed transaction and submit the recommendation to the Required Majority of the Eligible Directors. The recommendation will include an explanation of why the Company or the Affiliated Fund, as applicable, is not participating to the extent of its proportionate amount. The Company shall not participate in a disproportionate disposition of an investment acquired pursuant to the Order or engage in a Joint Exit Transaction in an amount disproportionate to an Affiliated Fund (except in situations where the Cerberus BDC Adviser or any Cerberus Adviser Entity determines that the Company Fund that it manages should not participate in such proposed transaction) unless the Required Majority of the Eligible Directors has made the determinations set forth in Condition No. 1 above (modified, as appropriate, to apply to dispositions).

(b) If an Affiliated Fund and the Company hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Cerberus BDC Adviser and, to the extent the Company desires to participate in such Joint Exit Transaction, the Cerberus BDC Adviser or any Cerberus Adviser Entity to the Affiliated Fund shall have requested that the same Joint Exit Transaction opportunity be offered to the Company on the same terms, to the extent applicable, as are offered to the Affiliated Fund.9

[8]	However, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where an Affiliated Fund or the Company is disposing of its investment in a liquid or open market, the Company or the Affiliated Fund may exit or otherwise participate in the investment regardless of whether the other fund exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale), the Company and an Affiliated Fund would not need to comply with the procedures set forth in this condition.
[9]	However, as stated above, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where an Affiliated Fund or the Company is disposing of its investment in a liquid or open market, the Company or the Affiliated Fund may exit or otherwise participate in the investment regardless of whether the other fund exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise, (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) the Company and an Affiliate Fund would not need to comply with the procedures set forth in this condition.

5. (a) Where an Affiliated Fund and the Company hold the same security of the issuer, an Affiliated Fund may make a Follow-On Investment or engage in a Joint Follow-On Transaction if the Affiliated Fund and the Company make such Follow-On Investment or engage in such Joint Follow-On Transaction at the same time and in amounts proportionate to their respective holdings of such investment. In addition, if an Affiliated Fund or the Company anticipates engaging in a Joint Follow-On Transaction or participating in a Follow-On Investment in an amount disproportionate to its holding, the Affiliated Fund will notify the Cerberus BDC Adviser of its intention to make a disproportionate Follow-On investment or Joint Follow-On Transaction or to not participate at all in such Follow-On investment or Joint Follow-On Transaction. The Cerberus BDC Adviser will formulate a recommendation as to the proposed Follow-On Investment or Joint Follow-On Transaction by the Company and submit the recommendation to the Eligible Directors. That recommendation will include an explanation as to why an Affiliated Fund is not participating to the extent of, or exercising, its proportionate amount. Prior to the Company participating in any such disproportionate Follow-On Investment or Joint Follow-On Transaction, the Company must obtain approval for the transaction (except in situations where the Cerberus BDC Adviser determines that the Company should not participate in such proposed transaction) as set forth in Condition No. 1 above. Transactions pursuant to this Condition No. 5 will be subject to the other conditions set forth in this Application.

(b) If an Affiliated Fund and the Company hold different investments in the same issuer, no Affiliated Fund may complete a Joint Follow-On Transaction unless the Company is also offered the opportunity to invest in the same investment at the same time and for the same price. The Cerberus BDC Adviser will formulate a recommendation as to the proposed purchase of such investment by the Company and submit the recommendation to the Eligible Directors. If the aggregate amount recommended by the Cerberus BDC Adviser to be invested by the Company in such Joint Follow-On Transaction, together with the amount proposed to be invested by all Affiliated Investors in the same Joint Follow-On Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. Prior to any such investment, the Company must obtain approval for the transaction as set forth in Condition No. 1 above. Transactions pursuant to this Condition No. 5 will be subject to the other conditions set forth in this Application.

6. The Required Majority of the Eligible Directors will be provided for its review, on a quarterly basis, a report of all investments made by Affiliated Funds during the preceding quarter of which the Cerberus BDC Adviser personnel were aware and which, if both an Affiliated Fund and the Company were to invest, would be deemed a Co-Investment Transaction requiring an exemption under this Application, that (i) fell within the Company’s primary investment mandate and met certain criteria determined by the Required Majority of the Eligible Directors from time to time for the purpose of this reporting requirement related to the asset class, expected minimum rate of return, liquidity and size of the investment, as well as any control or management rights available to the Company and (ii) were not made available to the Company, as well as an explanation of why the investment opportunities were not offered to the

Company, so that the Required Majority of the Eligible Directors may determine whether the conditions of the order have been met.

7. The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

8. No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any Affiliated Fund.

9. The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall be shared by the funds investing in such transaction in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

10. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Sections 17(e)(2) and 57(k)(2) of the Act, and administration fees) received in connection with any Co-Investment Transaction will be paid to the Company and each Affiliated Fund pro rata basis based on their respective participation in the Co-Investment Transaction. If any transaction fee is to be held by the Company or an Affiliated Fund pending consummation of the transaction, the fee will be deposited into an account maintained by the Company or the Affiliated Fund, as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on their participation in such Co-Investment Transaction. The Affiliated Funds, the Cerberus Adviser Entities, the Cerberus BDC Adviser or an Affiliate of the foregoing (other than the Company) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act, and administration fees) and (ii) investment advisory fees paid in accordance with investment advisory agreements with each Affiliated Fund or the Company Fund, as applicable) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Leland F. Wilson

Chief Executive Officer

CorePointe Group LLC

1044 North U.S. Highway One

Suite 101

Jupiter, Florida 33477

(800) 782-9164

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Robert G. Minion, Esq.

Peter H. Ehrenberg, Esq.

Michael J. Reinhardt, Esq.

Lowenstein Sandler PC

1251 Avenue of the Americas, 18th Floor

New York, New York 10020

(212) 262-6700

B.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its managing member on July 18, 2011 (attached hereto as Annex B), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain principal and joint transactions that may otherwise be prohibited under Sections 57(a)(2) and (4) of such Act. Each person executing the Application on behalf of the Company and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the Company or the applicable Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application on this 18th day of July, 2011.

[signatures follow on the next pages]

COREPOINTE GROUP LLC

By:	/s/ Leland F. Wilson
Name: Leland F. Wilson
Title: Chief Executive Officer

CERBERUS CAPITAL MANAGEMENT, L.P.

CERBERUS ASSOCIATES, L.L.C.

PARTRIDGE HILL OVERSEAS MANAGEMENT, LLC

CERBERUS INSTITUTIONAL ASSOCIATES, L.L.C.

CERBERUS ASIA ASSOCIATES, L.L.C.

CERBERUS INSTITUTIONAL INTERNATIONAL ASSOCIATES, L.L.C.

CERBERUS INSTITUTIONAL ASSOCIATES (AMERICA), L.L.C.

STYX ASSOCIATES LLC

CERBERUS REAL ESTATE GP, L.L.C.

OLD STAND REAL ESTATE, L.L.C.

BLACKACRE CAPITAL MANAGEMENT, LLC

PARTRIDGE HILL MANAGEMENT, LLC

CERBERUS ASSOCIATES II, L.L.C.

BLACKACRE CAPITAL MANAGEMENT II, LLC

CERBERUS INSTITUTIONAL INTERNATIONAL MANAGEMENT COMPANY, LLC

CERBERUS REAL ESTATE CAPITAL MANAGEMENT, LLC

CERBERUS INSTITUTIONAL MANAGEMENT II, LLC

CERBERUS BUSINESS FINANCE, LLC

ABLECO FINANCE (CALIFORNIA) LLC

CERBERUS INSTITUTIONAL ASSOCIATES II, L.L.C.

CERBERUS LEVERED OPPORTUNITIES MASTER FUND GP, LLC

CERBERUS UNLEVERED OPPORTUNITIES GP, LLC

CERBERUS LEVERED OPPORTUNITIES GP, LLC

ABLECO, L.L.C.

299 CREDIT FINANCE HOLDINGS, L.L.C.

CERBERUS RMBS ASSOCIATES, L.L.C.

By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS PARTNERS, L.P.

By:	Cerberus Associates, L.L.C.,
its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INTERNATIONAL, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INSTITUTIONAL PARTNERS, L.P.

By:	Cerberus Institutional Associates, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS ASIA PARTNERS, L.P.

By:	Cerberus Asia Associates, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INSTITUTIONAL PARTNERS (AMERICA), L.P.

By:	Cerberus Institutional Associates (America), L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INSTITUTIONAL PARTNERS (INTERNATIONAL), L.P.

By:	Cerberus Institutional International Associates, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

STYX PARTNERS, L.P.

By:	STYX Associates LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

STYX INTERNATIONAL, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INSTITUTIONAL REAL ESTATE PARTNERS, L.P.

By:	Cerberus Real Estate GP, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

BLACKACRE CAPITAL PARTNERS, L.P.

By:	Old Stand Real Estate, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

BLACKACRE OVERSEAS FUND, LTD.

By:	Blackacre Capital Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS SPV, LLC

By:	Cerberus Associates, L.L.C., its managing member

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INTERNATIONAL SPV, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS PARTNERS II, L.P.

By:	Cerberus Associates II, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INTERNATIONAL II, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INTERNATIONAL II MASTER FUND, L.P.

By:	Cerberus Associates II, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS OFFSHORE LEVERED LOAN OPPORTUNITIES MASTER FUND, L.P.

By:	Cerberus Levered Opportunities Master Fund GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS OFFSHORE LEVERED LOAN OPPORTUNITIES FUND I, LTD.

By:	Partridge Hill Overseas Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS LEVERED LOAN OPPORTUNITIES FUND I, L.P.

By:	Cerberus Levered Opportunities GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS UNLEVERED LOAN OPPORTUNITIES FUND I, L.P.

By:	Cerberus Unlevered Opportunities GP, LLC, its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS RMBS OPPORTUNITIES FUND, L.P.

By:	Cerberus RMBS Associates, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

CERBERUS INSTITUTIONAL PARTNERS V, L.P.

By:	Cerberus Institutional Associates II, L.L.C., its general partner

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

GABRIEL ASSETS, LLC

By:	Partridge Hill Management, LLC, its investment manager

	By:	/s/ Mark A. Neporent
Mark A. Neporent
Senior Managing Director

Annex A

1.	Cerberus Partners, L.P., a Delaware limited partnership, is controlled by Cerberus Associates, L.L.C., a Delaware limited liability company;

2.	Cerberus International, Ltd., a Bahamas company, is advised by Partridge Hill Overseas Management, LLC, a Delaware limited liability company;

3.	Cerberus Institutional Partners, L.P., a Delaware limited partnership, is controlled by Cerberus Institutional Associates, L.L.C., a Delaware limited liability company;

4.	Cerberus Asia Partners, L.P., a Cayman Islands limited partnership, is controlled by Cerberus Asia Associates, L.L.C., a Delaware limited liability company;

5.	Cerberus Institutional Partners (International), L.P., a Delaware limited partnership, is controlled by Cerberus Institutional International Associates, L.L.C., a Delaware limited liability company;

6.	Cerberus Institutional Partners (America), L.P., a Delaware limited partnership, is controlled by Cerberus Institutional Associates (America), L.L.C., a Delaware limited liability company;

7.	Styx Partners, L.P., a Delaware limited partnership, is controlled by Styx Associates LLC, a New York limited liability company;

8.	Styx International, Ltd., a Bahamas company, is controlled by Partridge Hill Overseas Management, LLC, a Delaware limited liability company;

9.	Cerberus Institutional Real Estate Partners, L.P., a Delaware limited partnership, is controlled by Cerberus Real Estate GP, L.L.C., a Delaware limited liability company;

10.	Blackacre Capital Partners, L.P., a Delaware limited partnership, is controlled by Old Stand Real Estate, LLC, a Delaware limited liability company;

11.	Blackacre Overseas Fund, Ltd., a Bahamas company, is advised by Blackacre Capital Management, LLC, a Delaware limited liability company;

12.	Cerberus SPV, LLC, a Delaware limited liability company, is controlled by Cerberus Associates, L.L.C., a Delaware limited liability company;

13.	Cerberus International SPV, Ltd., a Cayman Islands exempted company, is advised by Partridge Hill Overseas Management, LLC, a Delaware limited liability company;

14.	Cerberus Partners II, L.P., a Delaware limited partnership, is controlled by Cerberus Associates II, L.L.C., a Delaware limited liability company;

15.	Cerberus International II, Ltd., a Cayman Islands exempted company, is advised by Cerberus Capital Management II, L.P., a Delaware limited partnership;

16.	Cerberus International II Master Fund, L.P., a Caymans Island limited partnership, is controlled by Cerberus Associates II, L.L.C.;

A-1

17.	Ableco, L.L.C., a Delaware limited liability company, is advised by Cerberus Capital Management II, L.P., a Delaware limited partnership;

18.	299 Credit Finance Holdings LLC, a Delaware limited liability company, is advised by Cerberus Capital Management II, L.P., a Delaware limited partnership;

19.	Cerberus Offshore Levered Loan Opportunities Master Fund, L.P., a Cayman Islands limited partnership, is controlled by Cerberus Levered Opportunities Master Fund GP, LLC, a Delaware limited liability company;

20.	Cerberus Offshore Levered Loan Opportunities Fund I, Ltd., a Cayman Islands Exempted company, is advised by Partridge Hill Overseas Management, LLC, a Delaware limited liability company;

21.	Cerberus Levered Loan Opportunities Fund I, L.P., a Delaware limited partnership, is controlled by Cerberus Levered Opportunities GP, LLC, a Delaware limited liability company;

22.	Cerberus Unlevered Loan Opportunities Fund I, L.P., a Delaware limited partnership, is controlled by Cerberus Unlevered Opportunities GP, LLC, a Delaware limited liability company;

23.	Cerberus RMBS Opportunities Fund, L.P., a Delaware limited partnership, is controlled by Cerberus RMBS Associates, L.L.C., a Delaware limited liability company;

24.	Cerberus Institutional Partners V, L.P., a Delaware limited partnership, is controlled by Cerberus Institutional Associates II, L.L.C., a Delaware limited liability company; and

25.	Gabriel Assets, L.L.C., a Delaware limited liability company, is advised by Partridge Hill Management, LLC, a limited liability company.

A-2

ANNEX B

Resolutions of the Managing Member

of CorePointe Group LLC

WHEREAS, the Managing Member deems it advisable and in the best interest of CorePointe Group LLC (the “Company”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 57(a)(2) and (4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the Application for an order pursuant to Section 57(i) of the 1940 Act and Rule 17d-l promulgated thereunder, to authorize the entering into of certain principal transactions, joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such principal transactions, joint transactions and co-investments would otherwise be prohibited by Sections 57(a)(2) and (4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Managing Member, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Company and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for principal transactions, joint transactions and co-investment transactions with affiliates of the Company, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all

B-1

further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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